Filed by Allen Telecom Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Allen Telecom Inc.
Commission File No. 001-06016

     This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

     On June 13, 2003, Allen Telecom Inc. mailed the following letter, along with a copy of the joint proxy statement/prospectus, to holders of its Series D 7.75% Convertible Preferred Stock.

Dear Allen Series D 7.75% Convertible Preferred Stockholders:

     On behalf of the board of directors and management of Allen Telecom Inc., we are delivering to you a joint proxy statement/prospectus for the merger involving Andrew Corporation and Allen Telecom Inc. The merger is more fully described in the joint proxy statement/prospectus.

     Upon completion of the merger, you will be entitled to receive one share of newly created Andrew Series A 7.75% Convertible Preferred Stock, with substantially identical rights as the Allen Series D 7.75% Convertible Preferred Stock, for each share of Allen Series D 7.75% Convertible Preferred Stock that you own at the effective time of the merger. Please refer to the sections of the joint proxy statement/prospectus entitled “Questions and Answers About the Merger,” “Summary,” “The Merger,” “Comparison of Rights of Andrew and Allen Stockholders” and “New Andrew Series A 7.75% Convertible Preferred Stock to be Issued in the Merger,” for further explanation of your rights in connection with the merger.

     Allen Telecom Inc. will hold a special meeting of its common stockholders on July 15, 2003 to consider and vote upon the proposals described in the joint proxy statement/prospectus, including the proposal to adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement. Only holders of Allen common stock have the right to vote on the proposals to be considered at the Allen special meeting. Holders of Allen Series D 7.75% Convertible Preferred Stock do not have the right to vote on the proposals to be considered at the Allen special meeting, except to the extent they own Allen common stock. This letter and the accompanying joint proxy statement/prospectus constitute notice of the special meeting required by Delaware law.

     Andrew common stock is, and the newly-created Andrew Series A 7.75% Convertible Preferred Stock will be, listed on the Nasdaq National Market under the symbols “ANDW” and “ANDWP,” respectively. Please refer to the joint proxy statement/prospectus, including the section entitled “New Andrew Series A 7.75% Convertible Preferred Stock to be Issued in the Merger,” for an explanation of the rights, preferences and terms of the newly-created Andrew Series A 7.75% Convertible Preferred Stock that you will be entitled to receive in connection with the merger.

Sincerely,

/s/ Philip Wm. Colburn
Philip Wm. Colburn
Chairman of the Board of Directors
Allen Telecom Inc.

Additional Information And Where To Find It

On June 10, 2003, Andrew filed a registration statement on Form S-4 with the SEC in connection with the transaction containing a definitive joint proxy statement/prospectus regarding the transaction. Investors and security holders of Andrew and Allen are urged to read the definitive joint proxy statement/prospectus filed with the SEC on June 10, 2003 and any other relevant materials filed by Andrew or Allen with the SEC because they contain important information about Andrew, Allen and the transaction. The definitive joint proxy statement/prospectus will be sent to Andrew and Allen security holders of record as of May 27, 2003 on or about June 12, 2003 seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus as well as other documents filed by Andrew and Allen with the SEC at the SEC’s website at www.sec.gov. A free copy of the definitive joint proxy statement/prospectus and such other documents may also be obtained from Andrew or Allen. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the transaction. Andrew and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Andrew’s officers and directors in the transaction is included in the definitive joint proxy statement/prospectus filed with the SEC on June 10, 2003. Allen and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Allen’s officers and directors in the transaction is included in the definitive joint proxy statement/prospectus filed with the SEC on June 10, 2003.